H.S. Sangra

5000160

(604) 692-3022

hsangra@sangramoller.com

May 25, 2011

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susann Reilly

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”) Form 10-K for the year ended December 31, 2010 Filed February 17, 2011 File No.: 0-51826

We act as counsel for the Company and write in connection with the letter dated May 18, 2011 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the Company’s Form 10-K for the year ended December 31, 2010 filed with the Commission on February 17, 2011 (File No.:0-51826). On behalf of the Company, we provide the following response to your comment. For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.

Form 10-K

1)	We note that exhibit 10.16 is missing exhibits, schedules and/or attachments. Please confirm that you will file this exhibit in its entirety with your next periodic report.

The Company acknowledges your comment and advises that it agrees to file exhibit 10.16 in its entirety, including all exhibits, schedules and attachments with its next periodic report on Form 10-Q.

May 25, 2011

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Andrew Bond of our office at (604) 692-3059.

Yours truly,

SANGRA MOLLER LLP

Per: /s/ H.S. Sangra

H.S. Sangra

Per: /s/ Andrew Bond

Andrew Bond

Washington State Bar No. 39502

California State Bar No. 257763

District of Columbia Bar No. 994014

HSS/AJB/cl
cc.	Mercer International Inc.
Attention: Jimmy S.H. Lee / David M. Gandossi